June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth, Dietrich King

Re:	Boqii Holding Limited

Registration Statement on Form F-1

Originally Filed on March 31, 2025

File No. 333-286239

Ladies and Gentlemen:

On behalf of our client, Boqii Holding Limited, a Cayman Islands exempted company (the “Company”), we file herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form F-1 originally filed on March 31, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated June 12, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Permissions and Approvals Required from PRC Authorities, page 19

We note your revised disclosure in response to prior comment 1. Please revise to include the disclosure you deleted regarding:

●	your ability to offer the securities being registered to foreign investors;

●	whether you have received all requisite permissions or approvals from the CSRC, CAC, or any other PRC governmental agency; and

●	the consequences if you, your subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has reincorporated the disclosure on page 19 of the amended registration statement on Form F-1 to disclose that no relevant PRC laws or regulations currently require the Company to obtain permission from any PRC authorities to issue securities to foreign investors. The disclosure also clarifies that neither the Company nor its subsidiaries or the VIEs have received any inquiry, notice, warning, sanction, or regulatory objection from the CSRC, CAC, or any other PRC authorities with jurisdiction over the Company’s operations in connection with this offering. Additionally, the revised disclosure includes a discussion of the potential consequences if the Company, its subsidiaries, or the VIEs do not receive or maintain such permissions or approvals, inadvertently determine that such permissions or approvals are not required, or if future changes in applicable laws, regulations, or interpretations require such permissions or approvals.

* * *

U.S. Securities and Exchange Commission

June 17, 2025

Please do not hesitate to contact Michael Blankenship at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Yingzhi (Lisa) Tang, co-Chief Executive Officer, Boqii Holding Limited